SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No.  )
________________________

McCormick & Schmick’s Seafood Restaurants, Inc.
(Name of Subject Company)
________________________

Landry’s MSA Co., Inc.
Landry’s, Inc.
 (Names of Filing Persons—Offeror)
____________________________________

Common Stock, par value $0.001 per share
 (Including Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
______________________

579793100
(CUSIP Number of Class of Securities)
________________________

Tilman J. Fertitta
Chairman of the Board, President and Chief Executive Officer
Landry’s, Inc.
1510 West Loop South
Houston, Texas 77027
(713) 850-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$131,630,827	$15,085

* Calculated solely for purposes of determining the filing fee.  The calculation assumes the purchase of 14,889,523 issued and outstanding shares of common stock, par value $0.001 per share, at $8.75 per share. The transaction value also includes the purchase of 154,000 shares issuable pursuant to the exercise of outstanding options with an exercise price less than $8.75 per share. The share numbers have been provided to the Offerors by the subject company and are as of November 1, 2011.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011460.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party: N/A

Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Landry’s MSA Co., Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Landry’s, Inc., a Delaware corporation (“Landry’s”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Preferred Stock, par value $0.001 per share (the “Rights”), of McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (“MSSR”), at a price of $8.75 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated November 22, 2011, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.           Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.           Subject Company Information.

(a) The name, address, and telephone number of the subject company’s principal executive offices are as follows:

McCormick & Schmick’s Seafood Restaurants, Inc.
1414 NW Northrup Street, Suite 700
Portland, Oregon 97209
(503) 226-3440

(b) This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares.  As of the close of business on November 1, 2011, based on information provided by MSSR, there were 14,889,523 Shares issued and outstanding, including 26,535 Shares of restricted stock granted under MSSR’s stock incentive plan.  As of the close of business on November 4, 2011, based on information provided by MSSR, there were 615,148 Shares issuable upon exercise of outstanding stock options granted pursuant to MSSR’s stock incentive plan, of which 154,000 shares are issuable pursuant to the exercise of outstanding options with an exercise price less than $8.75 per share.  The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 6 —Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.           Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by the Purchaser and Landry’s. The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.           Terms of the Transaction.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “The Offer” is incorporated herein by reference.

ITEM 5.           Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) The information set forth in the sections of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” and “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR,” is incorporated herein by reference.

ITEM 6.         Purpose of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)  The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Offer—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” and “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR” is incorporated herein by reference.

ITEM 7.           Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Section 10—Background of the Offer,” “The Offer—Section 11—Merger Agreement,” “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR,” “The Offer—Section 13—Source and Amount of Funds,” and “The Offer—Section 15— Conditions to the Offer” is incorporated herein by reference.

ITEM 8.           Interest in Securities of the Subject Company.

The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 9—Certain Information Concerning Landry’s and Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.           Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 17—Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.        Financial Statements.

Not applicable.

ITEM 11.        Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offer—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “The Offer—Section 12— Purpose of the Offer and the Merger; Statutory Requirements; Approval of the Merger; The Rights Agreement; Appraisal Rights; Plans for MSSR,”  “The Offer—Section 16—Certain Legal Matters; Antitrust; Other Foreign Approvals; State Takeover Statutes,” and “The Offer—Section 18—Miscellaneous” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.         Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 22, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on November 22, 2011.
(a)(5)(A)	Press Release issued by Landry’s, Inc., dated November 8, 2011 (incorporated by reference to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on November 8, 2011).
(a)(5)(B)
Press Release issued by McCormick & Schmick’s Seafood Restaurants, Inc., dated November 8, 2011 (incorporated by reference to Schedule 14D-9C filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 8, 2011).

(a)(5)(C)	Joint Press Release, dated November 22, 2011.
(b)(1)
Commitment Letter, dated as of November 7, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(1)
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by McCormick & Schmick's Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(2)
Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on July 15, 2011).

(g)	None.
(h)	None.

ITEM 13.                      Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2011
LANDRY’S MSA CO., INC.

	By:	/s/ Tilman J. Fertitta
		Name:	Tilman J. Fertitta
		Title:	Chairman of the Board and President

LANDRY’S, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 22, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Summary Advertisement published on November 22, 2011.
(a)(5)(A)	Press Release issued by Landry’s, Inc., dated November 8, 2011 (incorporated by reference to Schedule TO filed by Landry’s, Inc. with the Securities and Exchange Commission on November 8, 2011).
(a)(5)(B)
Press Release issued by McCormick & Schmick’s Seafood Restaurants, Inc., dated November 8, 2011 (incorporated by reference to Schedule 14D-9C filed by McCormick & Schmick’s Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 8, 2011).

(a)(5)(C)	Joint Press Release, dated November 22, 2011.
(b)(1)
Commitment Letter, dated as of November 7, 2011, by and between Landry’s, Inc. and Jefferies Group, Inc. (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(1)
Agreement and Plan of Merger, dated as of November 7, 2011, by and among Landry’s, Inc., Landry’s MSA Co., Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by McCormick & Schmick's Seafood Restaurants, Inc. with the Securities and Exchange Commission on November 10, 2011).

(d)(2)
Confidentiality Agreement by and between Landry’s, Inc. and McCormick & Schmick’s Seafood Restaurants, Inc. dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to Schedule 13D filed by Landry’s, Inc. with the Securities and Exchange Commission on July 15, 2011).

(g)	None.
(h)	None.